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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

FoxHollow Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
35166A 10 3
(CUSIP Number)
October 4, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	35166A 10 3	Page	2	of	8

1	NAMES OF REPORTING PERSONS John B. Simpson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	35166A 10 3	Page	3	of	8

1	NAMES OF REPORTING PERSONS John Bush Simpson & Rita Lynn Simpson, Trustees of the Simpson Family Trust U/D/T Dated 1/12/90 (the “Simpson Family Trust”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	35166A 10 3	Page	4	of	8

1	NAMES OF REPORTING PERSONS Rita Lynn Simpson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.   (a) Name of Issuer
                      FoxHollow Technologies, Inc.
                (b) Address of Issuer’s Principal Executive Offices
                      740 Bay Road, Redwood City, CA 94063
Item 2.   (a) Name of Person Filing
                      John B. Simpson
                      The Simpson Family Trust
                      Rita Lynn Simpson
                 (b) Address or Principal Business Office Or, if None, Residence
                      c/o FoxHollow Technologies, Inc.
                      740 Bay Road
                      Redwood City, CA 94063
                 (c) Citizenship

John B. Simpson	United States of America
The Simpson Family Trust	California
Rita Lynn Simpson	United States of America
                 (d) Title of Class of Securities
                      Common Stock, $0.001 par value per share
                 (e) CUSIP Number
                      35166A 10 3
Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:
     Not applicable.
Item 4. Ownership
     On July 21, 2007, ev3 Inc., a Delaware corporation (“ev3”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FoxHollow Technologies, Inc., a Delaware corporation (“FoxHollow”), and Foreigner Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of ev3 (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into FoxHollow on October 4, 2007, with FoxHollow continuing as the surviving company and becoming a wholly owned subsidiary of ev3 (the “Merger”).

     At the effective time and as a result of the Merger, each share of common stock of FoxHollow issued and outstanding immediately prior to the effective time of the Merger other than shares held by a FoxHollow stockholder who properly exercised appraisal rights with respect thereto in accordance with Section 262 of Delaware General Corporation Law and shares owned by FoxHollow as treasury stock, was converted into the right to receive 1.45 shares of ev3 common stock and $2.75 in cash. Alternatively, FoxHollow stockholders could have elected to receive either 1.62 shares of ev3 common stock or $25.92 in cash for each share of FoxHollow common stock by making an all-stock or an all-cash election, respectively. Stock and cash elections were subject to pro-ration to preserve an overall mix of 1.45 shares of ev3 common stock and $2.75 in cash for all of the outstanding shares of FoxHollow common stock in the aggregate.
     As a result of the Merger, the reporting persons no longer beneficially own any shares of common stock of FoxHollow.
Item 5. Ownership of Five Percent or Less of a Class
     If this statement if being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not Applicable.
Item 8. Identification and Classification of Members of the Group
     Not Applicable.
Item 9. Notice of Dissolution of Group
     Not Applicable.
Item 10. Certification
     Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 8, 2007

JOHN B. SIMPSON
/s/ John B. Simpson

JOHN BUSH SIMPSON & RITA LYNN SIMPSON, TRUSTEES OF THE SIMPSON FAMILY TRUST U/D/T/ DATED 1/12/90
/s/ John B. Simpson
John B. Simpson, Trustee

/s/ Rita Lynn Simpson
Rita Lynn Simpson, Trustee

RITA LYNN SIMPSON
/s/ Rita Lynn Simpson

Exhibit A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) relating to the Common Stock of FoxHollow Technologies, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of October 8, 2007.

JOHN B. SIMPSON
/s/ John B. Simpson

JOHN BUSH SIMPSON & RITA LYNN SIMPSON, TRUSTEES OF THE SIMPSON FAMILY TRUST U/D/T/ DATED 1/12/90
/s/ John B. Simpson
John B. Simpson, Trustee

/s/ Rita Lynn Simpson
Rita Lynn Simpson, Trustee

RITA LYNN SIMPSON
/s/ Rita Lynn Simpson